

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

Mail Stop 3628

February 26, 2010

<u>Via Facsimile and U.S. Mail</u>

Troy A. Lyndon
Chief Executive Officer
Left Behind Games Inc.
25060 Hancock Avenue, Suite 103, Box 110
Murrieta, CA 92562

> **Re: Left Behind Games Inc.
>   Schedule 14F-1
>   Filed February 22, 2010
>   File No. 005-85337**

Dear Mr. Lyndon:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1. Please revise your information statement to explain why shareholder approval is not required for the various issuances of common stock in connection with the merger agreement with Digital Praise. Please advise us of the exemption from registration that you are relying on for these issuances.

2. Please revise to file a Form 8-K in connection with the merger with Digital Praise, including all exhibits such as the merger agreement.

3. Please revise the beneficial ownership tables to comply with Rule 13d-3. Rule 13d-3(d)(1)(i) states that a security holder is deemed to own any underlying securities he or she has the right to acquire within sixty days, including the right to acquire through conversion. In this regard, we note that the Series B and Series D Preferred Stock are immediately convertible into common stock.

4. We are unable to locate an initial Schedule 13D filed by Messrs. Lyndon, Pappasavvas, or Quigley. Please file a Schedule 13D <u>immediately</u> for each of these principal stockholders and provide written confirmation of each person's understanding that the filing of such a schedule at this late date does not and cannot cure past delinquencies, and the filing does not foreclose the Commission from taking any action in the future.

<u>Closing Comment</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information that investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Virginia Sourlis, Esq.
        The Sourlis Law Firm